Sun Life Financial Inc.
Earnings Coverage Ratio
For the 12 months ended June 30, 2006
This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s interim consolidated financial statements for the period ended June 30, 2006, in connection with the MTN program established by the Company under its prospectus supplement dated June 22, 2006 to a short form base shelf prospectus dated November 4, 2005.
The pro forma interest requirement on the Company’s outstanding indebtedness, after giving effect to the Series C Senior Unsecured 5.00% Fixed/Floating Debentures Due 2031 issued by the Company on July 11, 2006, was $341,800,000 for the 12 months ended June 30, 2006. The Company’s earnings before interest and income tax for the 12 months ended June 30, 2006 were $2,678,000,000, which is 7.8 times the Company’s interest requirements for that period.